PUBLIC

SEC

20007953

A



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# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52064 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascadia Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 2nd Avenue, Suite 1200
(No. and Street)

| Seattle | WA | 98104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Rhee 206-436-2562
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Bunday Berman Britton, P.S.
(Name – *if individual, state last, first, middle name*)

| 11808 Northup Way, Ste 240 | Bellevue | WA | 98005 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Lisa Rhee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascadia Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRMA N MOLIERI
COMMISSION EXPIRES
NOTARY
24921
PUBLIC
4-19-23
STATE OF WASHINGTON

Lisa Rhee
Signature

Controller
Title

Irma N. Molieri
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SMITH BUNDAY BERMAN BRITTON, P.S.**
CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Cascadia Capital, LLC
Seattle, Washington

## Report of Independent Registered Public Accounting Firm

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cascadia Capital, LLC (a wholly-owned subsidiary of Cascadia Capital Holdings, LLC), as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cascadia Capital, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Cascadia Capital, LLC's management. Our responsibility is to express an opinion on Cascadia Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Cascadia Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Smith Bunday Berman Britton, P.S.

We have served as the Company's auditor since 2005
Bellevue, Washington
February 24, 2020

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

**CASCADIA CAPITAL, LLC**
**(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2019**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $20,435,578 |
| Receivables, net | 1,996,749 |
| Prepaid and other assets | 870,110 |
| Operating lease right-of-use assets | 192,649 |
| Investments | 37,453 |
| Total assets | $23,532,539 |
| **LIABILITIES** | |
| Accounts payable | $209,810 |
| Lease liabilities | 199,929 |
| Accrued liabilities | 13,426,451 |
| Total liabilities | 13,836,190 |
| *See Note 9 - Commitments and Contingencies* | |
| **MEMBER'S EQUITY** | 9,696,349 |
| Total liabilities and member's equity | $23,532,539 |

The accompanying notes are an integral part of these financial statements.

**CASCADIA CAPITAL, LLC**
**(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)**

**NOTES TO FINANCIAL STATEMENTS**

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 (date of inception) and currently has the principal purpose of acting as a broker-dealer and investment banking advisor focusing nationally primarily on companies in the following areas: energy, information technology, healthcare, consumer and retail, food, beverage and agriculture, business services, manufacturing, transportation, and sustainable industries. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

### Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

### Revenue Recognition

The Company's revenues consist primarily of success fees, engagement fees and occasionally fees earned for other professional services. Reimbursements received from clients for "out-of-pocket" expenses are included as revenues and reimbursable expenses are included as direct costs of services.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers,* which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the standard effective January 1, 2018 and under the new standard, we recognize revenue from contracts with customers upon satisfaction of our performance obligations by transferring the promised services to the customers. A service is transferred to a customer when the customer obtains control of and derives benefit from that service. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

**NOTE 1 – continued:**

The Company assessed the impact of the new guidance on the recognition of fees for its investment banking services, which included an analysis of whether the Company's fulfillment of its obligations would be deemed to occur over time, or at a specific point in time.

Success fees are specified in the agreement and are typically a percentage of the transaction amount but may be also be a set, agreed upon fee. Such fees are typically recognized at the close of a transaction but may be recognized at an earlier point if it is determined that the performance obligation has been satisfied and it is probable that a reversal of revenue will not occur.

Engagement fees are standard for new clients and may be set up as a monthly fee over a specified period of time or a single payment upfront. In its assessment of the new guidance, the Company concluded that such fees would typically be recognized over time as services are provided, using an appropriate measure of progress, which is consistent with when the client receives benefits.

See Note 3 - RECEIVABLES AND CONTRACT BALANCES for additional information.

**Leases**

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases,* in order to increase transparency and comparability among organizations by recognizing that lease obligations lead to assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance requires a lessee to recognize a right-of-use asset and a lease liability initially measured at the present value of the future lease payments utilizing the discount rate implicit in the lease or if not readily determinable, the Company's incremental borrowing rate, to recognize a single lease expense, allocated over the lease term on a straight-line basis and to classify operating lease cash payments within operating activities and finance lease cash payments within financing activities in the statement of cash flows.

The Company adopted this standard on January 1, 2019. All of the Company's existing lease arrangements are classified as operating leases in accordance with the new guidance. Upon adoption, the Company recognized the present value of its existing minimum lease payments as right-of-use assets and corresponding lease liabilities.

See Note 9 – COMMITMENTS, CONTINGENCIES OR GUARANTEES for additional lease information.

**Income Taxes**

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member, and are not included in the accompanying financial statements.

**NOTE 1 – continued:**

**Accounts Receivable**

The majority of the Company's accounts receivable are due from companies in a variety of industries. The Company's policy is to collect success fees at the time of the transaction's closing which represents the majority of the firm's revenue. As a result, credit is only extended in the case of engagement fees that are billed over an agreed upon period of time. Credit is extended on evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are due based on the terms of the signed agreement and are stated at amounts due from clients, net of an allowance for doubtful accounts, if considered necessary by management. As of December 31, 2019, an allowance of $93,393 was recorded against receivables. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. At its discretion, the Company may assess finance charges on its past due receivables.

**Concentration of Credit Risk -**

Accounts maintained at the Company's banks are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in USD, however, on occasion it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency translation adjustments, if any, is not significant.

**Use of Estimates –**

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Investments**

The Company's investments are recorded at fair value in accordance with Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be

**NOTE 1 – continued:**

calculated based on assumptions that market participants would use in pricing the investments, not on assumptions specific to the entity.

Publicly traded investments in active markets are reported at the market closing price. In determining fair value of investments for which observable market prices in active markets do not exist (private investments), the Company uses various valuation approaches, including but not limited to the following: 1) market approach (whereby fair value is derived by reference to observable valuation measures for comparable companies such as multiplying a key performance metric of the investee company, such as EBITDA, or Revenue, by a relevant valuation multiple observed in the range of comparable companies or transactions), 2) the income approach (e.g., the discounted cash flow approach), and 3) cost approach for a period after the investment. These valuation methodologies involve a significant degree of judgment and as such may differ materially from values that would have been used had a ready market for the investments existed.

Investments in funds ("Investee Funds") are reported at fair value, based on the information provided by the Investee Funds which reflects the Company's share of the fair value of the net assets of the fund.

See NOTE 5 - INVESTMENTS for further discussion relating to ASC Topic 820 and the Company's investments.

## NOTE 2 – CASH AND CASH EQUIVALENTS

The company considers amounts due from banks and all highly liquid investments with original maturity of three months or less to be cash equivalents. As of December 31, 2019, the Company had cash and cash equivalents in the amount of $20,435,578.

## NOTE 3 – RECEIVABLES AND CONTRACT BALANCES

The Company generates substantially all of its revenue from advisory engagements with clients, which are documented by contracts. Based on the adoption of ASU No. 2014-09, the Company has recognized the following assets and liabilities related to contracts with clients.

| | Contract Balances | | |
|---|---|---|---|
| | **Contract Asset** | **Receivables** | **Deferred Revenue (Current)** |
| January 1, 2019 | $7,051,738 | $482,760 | $107,500 |
| December 31, 2019 | 1,500,000 | 496,749 | 159,167 |
| Increase / (Decrease) | ($5,551,738) | $13,989 | $51,667 |

## NOTE 3 – continued:

On a limited number of engagements, there may be variable constrained consideration due in future periods. Typically, the timeframe is one to three years but depends on the criteria and agreement between the parties involved.

## NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent whereby the Parent pays certain expenses which are liabilities of the Parent but charges the related use of these expenses to the Company. During 2019, the amounts charged to the Company from the Parent totaled $303,640.

The Company through its Parent, as sponsor, has a 401(k) plan that covers eligible employees. Pursuant to the Plan, the Company may make matching contributions at its discretion. For 2019, no matching contributions to the Plan were made by the Company. The Company recorded $4,830 of expense regarding this Plan during 2019.

The Parent is named in the office lease in which the Company resides in Seattle, Washington. All expenses relating to this lease are recorded monthly by the Company. During 2019, the Company recorded expenses for this lease totaling $451,733.

See Note 9 – COMMITMENTS, CONTINGENCIES OR GUARANTEES for additional lease information.

The Company has an advance outstanding to several employees. The loans are documented through promissory notes and interest is accrued per the IRS Applicable Federal Rates (AFR) table or according to the note provisions, whichever is higher. The loans are repayable in cash and anticipated to be paid back from 2020 bonus earnings or according to the note terms. At December 31, 2019, the balance outstanding was $610,047 and interest income for 2019 was $9,855.

## NOTE 5 – INVESTMENTS

The Company's investments are recorded at fair value in accordance with ASC Topic 820, which establishes a hierarchy for inputs used in measuring fair value, and which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing investments, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing the investments developed based on the best information available in the circumstances.

**NOTE 5 – continued:**

The hierarchy is broken down into three levels as follows:

- Level I- Valuations based on quoted prices in active markets for identical investments that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.
- Level II- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. The types of investments included in this category are certificates of deposits with Financial Institutions, the fair market values for which are determined using the interest rate in effect and the remaining time to maturity.
- Level III- Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs to determine fair value require significant judgment or estimation by the Company. The types of investments included in this category would be debt and equity securities issued by private entities.

The following table summarizes the fair value categories into which the Company's investments fall as of:

*December 31, 2019*

| | Total | Level I | Level II | Level III |
|---|---|---|---|---|
| Publicly traded investments | $ - | $ - | $ - | $ - |
| Restricted stock | - | - | - | 37,453 |
| Non-publicly traded investments | - | - | - | - |
| Total investments | $ - | $ - | $ - | $37,453 |

During 2019, the shares reflected by this investment became publicly traded, thus the valuation at December 31, 2019 is based on the publicly traded share price. However, the valuation is shown as a level III investment due to the restricted status of the underlying shares as of December 31, 2019.

The changes in investments classified as Level III are as follows for the year ended December 31.

| | 2019 |
|---|---|
| Balance beginning of year | $155,545 |
| Realized and unrealized gains (losses) - net | (118,092) |
| Total investments | $37,453 |
| Changes in unrealized gains (losses) included in operations related to investments still held at December 31 | $(118,092) |

## NOTE 6 – EQUITY-BASED COMPENSATION

Under its 2016 Equity Incentive Plan, equity awards of Cascadia Capital Holdings, LLC, (the Parent), were granted to selected employees of the Company and are accounted for under the fair value method using a Black-Scholes valuation model. Certain assumptions and estimates are used in applying the valuation model, including the estimated value of the parent company's equity, estimated forfeiture rates and risk-free interest rates. The assumed forfeiture rate used for 2019 was approximately 15% and a blended rate of approximately 14% for unvested awards granted since 2016.

The vesting for profit unit awards generally occurs ratably over a four-year period and is contingent upon meeting company-wide goals.

Equity awards under this plan are subject to the provisions of the Parent's LLC agreement. This agreement stipulates that all redemptions or withdrawals of capital by any member shall be at the discretion of the Parent as defined in the LLC agreement.

During 2019, the total number of profit units awarded to employees for services provided to the Company was 459,000. Those awards entitle the recipient to future appreciation in the value of the Parent. The compensation cost recorded during 2019 associated with these units was $192,876. Compensation costs associated with the remaining outstanding unvested profit units was $657,855 at the end of 2019. It is expected that a total of $212,683 will be recognized in each 2020, 2021 and 2022 and a total of $19,806 will be recognized in 2023 for an award that was made in October 2019.

During 2018, the total number of profit units awarded to employees for services provided to the Company was 340,700. Those awards entitle the recipient to future appreciation in the value of the Parent. The compensation cost recorded during 2019 associated with these units was $162,593. Compensation costs associated with the remaining outstanding unvested profit units was $300,186 at the end of 2019. It is expected that a total of $150,093 will be recognized in each 2020 and 2021.

During 2017, the total number of profit units awarded to employees for services provided to the Company was 208,400. Those awards entitle the recipient to future appreciation in the value of the Parent. The compensation cost recorded during 2019 associated with these units was $106,250. Compensation costs associated with the remaining outstanding unvested profit units was $81,250 which is expected to be recognized in 2020.

During 2016, the total number of profit units awarded to employees for services provided to the Company was 1,144,000. Those awards entitle the recipient to future appreciation in the value of the Parent. The remaining compensation cost associated with these units was $275,526 and was fully recognized in 2019.

Also during 2017, common unit awards were granted to key employees for services rendered to the Company. The total of these grants was 155,584 units, which are to vest ratably over a four-year period. The compensation cost recorded during 2019 associated with these units was $125,000.

**NOTE 6 – continued:**

Compensation costs associated with the remaining outstanding unvested profit units was $125,000 which is expected to be recognized in 2020.

The units granted under these arrangements are subject to the rights and privileges of the Parent's equity structure, including its provisions for redemptions, paying distributions and other factors.

## NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. In May 2017, the Company elected the Alternative Method of computing net capital and therefore has a minimum net capital requirement of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, § 240.15c3-3a). At December 31, 2019, the Company's net capital was $6,061,107 which was $5,811,107 in excess of its required net capital of $250,000.

## NOTE 8 - CUSTOMER RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS

The Company does not receive or hold client funds or securities and operates pursuant to exemption (k)(2)(i) of SEC Rule 15c3-3.

## NOTE 9 – COMMITMENTS, CONTINGENCIES OR GUARANTEES

### Operating lease commitments

The Company's lease obligations consist of agreements for office space in several locations around the United States and are outlined below.

In October 2015, the Company entered into a lease agreement for space in Minneapolis, Minnesota for a term of forty-one (41) months, beginning on January 28, 2016 and expiring on June 30, 2019. In December 2018, an amendment was executed for this lease extending it for an additional thirty-nine (39) months, beginning on July 1, 2019 through September 30, 2022. No deposit was made related to this lease.

In August 2017, the Company entered into a lease agreement for space in Los Angeles, California for a term of thirty-six (36) months, beginning on October 1, 2017 and expiring on September 30, 2020. A refundable deposit in the amount of $9,999 was made by the Company upon execution of the lease and is reflected on the balance sheet.

**NOTE 9 – continued:**

In August 2018, the Company entered into a sub-lease agreement for space in New York, New York for a term of twenty-four (24) months, beginning on October 1, 2018 and expiring on September 30, 2020. No deposit was made related to this lease.

Upon adoption of ASC 842 on January 1, 2019, the Company recorded $192,649 as right-of-use assets and $199,929 as lease liabilities on its statement of financial condition in regard to the above operating leases.

At December 31, 2019 the undiscounted aggregate minimum future payments under the non-cancellable operating leases for facilities are as follows:

| Year ending December 31, | Base rent |
|---|---|
| 2020 | $179,806 |
| 2021 | 26,353 |
| 2022 | 20,193 |
| | $226,352 |

Lease expense for the above commitments, the lease described in Note 4 – RELATED PARTY TRANSACTIONS above and short-term facility leases totaled $734,207 for the year ended December 31, 2019.

**Contingencies**

The Company was subject to an audit by a taxing authority which resulted in a potential assessment. Based on the advice of its experts, management has determined that the Company may be liable for some or a portion of the asserted claim. In 2017, an accrual of $100,000 was included in the financial statements, which was management's estimate as to the likely settlement. Based on a preliminary assessment by the taxing authority, this accrual was adjusted to $77,000 in 2018 and remains at this amount as of December 31, 2019.

Management is not aware of any other commitments, contingencies or guarantees that might result in a loss or future obligation.

**NOTE 10 – SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 24, 2020, the date which the financial statements were available to be issued.